Exhibit (a)(8)

September 18, 2007

Dear Applix Stockholder:

We are pleased to report that Applix has entered into a Merger Agreement with Cognos that provides for the acquisition of Applix Common Stock at a price of $17.87 per share in cash. Under the terms of the proposed transaction, Dimension Acquisition Corp., an indirect, wholly owned subsidiary of Cognos Incorporated, has commenced a tender offer today for all of the outstanding shares of Applix Common Stock at $17.87 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Applix’s outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws.

The Applix Board of Directors: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby; and (3) recommended that the Company’s stockholders tender their shares of Applix common stock pursuant to the tender offer.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Dimension Acquisition Corp.’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of Applix thank you for the support you have given Applix over the years.

Sincerely,

David C. Mahoney
President and Chief Executive Officer